Filed by Berkshire Hills Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company

Factory Point Bancorp, Inc.

Commission File Number 0-51584

Memo To:	All Employees
From:	Mike Daly, President and CEO
Subject:	Acquisition Announcement
Date:	May 15, 2007

I am very pleased to announce that today we have taken another significant step towards fulfilling our vision of becoming a world-class financial services company by entering into an agreement to acquire Factory Point Bancorp of Manchester Center, Vermont. Factory Point is a high performing commercial bank with a strong culture of service excellence. The Southern Vermont market is a part of our geographic target and has good cross-over sales potential from our Berkshire County and New York Regions.

In coordinating this transaction opportunity, I have worked closely with Factory Point’s CEO and some of the management team and find they share many of Berkshire’s values and philosophies. I am confident that their skill set and dedication will help ensure a smooth integration process. I view this as an opportunity to participate in an exciting partnership and hope that all of you will join me in welcoming the Factory Point employees as they join the Berkshire family.

Our success of being the financial institution of choice in the communities in which we do business is largely due to the collective efforts of all of you. Your tremendous enthusiasm and hard work help to make our continued expansion possible. I know I can count on your support through the process of integrating the two banks while ensuring we operate with the same high level of service excellence and excitement we always demonstrate.

As with any acquisition, there will be some changes; however our vision and values will remain the same. I am sure you will have questions and I promise you that over the coming weeks you will be kept informed.

The attached press release and Question and Answer guide provide greater detail for your review. Coincidentally, we have scheduled an officers meeting for Wednesday during which we will be elaborating on particulars so that more information can be shared with you. If you have any questions, please direct them to your senior manager.

JOINT PRESS RELEASE

BERKSHIRE HILLS BANCORP TO ACQUIRE FACTORY POINT BANCORP

May 15, 2007

PITTSFIELD, MA and MANCHESTER CENTER, VT - Berkshire Hills Bancorp, Inc. (“Berkshire Hills”) (NASDAQ:BHLB), and Factory Point Bancorp, Inc. (“Factory Point”) (OTC BB: FAPB.OB) announced today that they have signed a definitive merger agreement under which Berkshire Hills will acquire Factory Point and its subsidiary, The Factory Point National Bank of Manchester Center, in a transaction valued at approximately $82 million.

Headquartered in Manchester Center, Vermont, Factory Point had assets of approximately $339 million at March 31, 2007 and operates seven banking offices in Bennington, Rutland, and Windsor counties in Southern Vermont. Factory Point National Bank will be merged into Berkshire Bank, the principal operating subsidiary of Berkshire Hills. After the merger is completed, Berkshire Bank will serve customers in Massachusetts, New York, and Vermont through a network of 38 full-service branches and 10 insurance agency offices. Berkshire Hills is expected to have total assets of approximately $2.6 billion and a total market capitalization for its common stock in excess of $350 million.

Under the terms of the merger agreement, stockholders of Factory Point will have the right to elect to receive either 0.5844 shares of Berkshire Hills common stock or $19.50 in cash in exchange for each share of Factory Point common stock held by them, subject to proration procedures, so that 80% of the outstanding Factory Point common shares are converted into Berkshire Hills common stock and the balance is converted into the cash consideration. The transaction is intended to qualify as a reorganization for federal income tax purposes, and as a result, the shares of Factory Point common stock exchanged for shares of Berkshire Hills common stock are expected to be transferred on a tax-free basis. The definitive agreement has been unanimously approved by the Boards of Directors of both Berkshire Hills and Factory Point.

The purchase price represents 17.9x Factory Point’s trailing twelve month earnings. The purchase price represents 291% of Factory Point’s tangible book value and a 20.9% premium to core deposits. Berkshire Hills expects to implement ongoing cost savings equal to approximately 25% of Factory Point’s total non-interest expenses. Berkshire Hills expects that the acquisition will be up to four cents accretive to earnings per share in the first full year of combined operations.

Consummation of the agreement is subject to the approval of the stockholders of both companies, as well as state and federal regulatory agencies. Following the merger, one member of Factory Point’s board of directors will join Berkshire Hills’ and Berkshire Bank’s boards of directors. The merger is expected to be completed late in the third quarter of 2007 or early in the fourth quarter.

Michael P. Daly, President and Chief Executive Officer of Berkshire Hills stated, “Factory Point is within our targeted market area and this transaction is expected to accelerate our long term earnings growth. Factory Point is a quality institution, with strong profitability and a low risk profile. It is well located, with good market share in desirable markets and complements our own banking strengths. We believe that the scope of our regional bank product selection and our engaging and exciting business environment will be well received in these markets. These markets are proximate to our Berkshire County base, allowing us to provide the local responsiveness that gives us an advantage in competing against larger institutions. The Southern Vermont market is close to both our Western Massachusetts and Northeastern New York regions, and will provide synergies for the residential, recreational, and commercial activity that flows among those regions.”

Guy H. Boyer, President and Chief Executive Officer of Factory Point added, “We are very pleased to join Berkshire Hills and Berkshire Bank. We know that Berkshire Hills will continue to serve our customers, communities, and employees with the same care and commitment as Factory Point. Our Board of Directors placed great value on the compatibility of the two organizations. I am very impressed with Berkshire Hills’ business strategy and execution, the quality of its management and Board of Directors, and its dedication to community involvement. This is good news for our customers, communities, shareholders, and employees. Berkshire Bank has a distinguished reputation for top quality financial services in Western Massachusetts and Eastern New York and we are pleased to join this expanding company.”

Sandler O’Neill & Partners, L.P. served as the financial advisor for Berkshire Hills, and McConnell, Budd & Romano, Inc. advised Factory Point. Muldoon Murphy & Aguggia LLP served as outside legal counsel to Berkshire Hills, while Rhoads & Sinon LLP served as outside legal counsel to Factory Point.

CONFERENCE CALL

Berkshire Hills and Factory Point will hold a conference call regarding the merger announcement at 2:00 p.m. ET on Wednesday, May 16, 2007. The conference call can be accessed by dialing 1-877-407-8035. Please call in a few minutes prior to 2:00 p.m. ET to register for the event. A copy of the investor presentation for this call will be available prior to the call on Berkshire Bank’s web site at www.berkshirebank.com. There will be no replay or transcript of this call.

The proposed transaction will be submitted to Berkshire Hills’ and Factory Point’s stockholders for their consideration. Berkshire Hills will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents concerning Berkshire Hills, Factory Point, the proposed transaction, the persons soliciting proxies in the merger and their interests in the merger and related matters. Stockholders of Berkshire Hills and Factory Point are urged to read the registration statement, including the joint proxy statement/prospectus, when it becomes available and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of all documents filed with the SEC by Berkshire Hills on the SEC’s Web site (http://www.sec.gov). In addition, documents filed with the SEC by Berkshire Hills will be available, without charge, by directing a request to Ann Racine, Investor Relations, Berkshire Hills Bancorp, Inc., 24 North Street, Pittsfield, MA 01201 (413) 236-3239.

Berkshire Hills and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. Information about the directors and executive officers of Berkshire Hills and their ownership of Berkshire Hills common stock is set forth in the proxy statement, dated April 2, 2007, for Berkshire Hills’ 2007 annual meeting of stockholders, which is available on Berkshire’s website at www.berkshirebank.com and on the SEC’s website.

Berkshire Hills Bancorp, Inc. is the holding company for Berkshire Bank - America’s Most Exciting BankSM. Established in 1846, Berkshire Bank is one of Massachusetts’ oldest and largest independent banks and the largest banking institution based in Western Massachusetts. The Bank is headquartered in Pittsfield, Massachusetts with branches serving communities throughout Western Massachusetts and Northeastern New York. The Bank is transitioning into a regional bank, delivering exceptional customer service and a broad array of competitively priced deposit, loan, insurance, wealth management and trust services and investment products. For more information on Berkshire Hills Bancorp, Inc. or Berkshire Bank, visit www.berkshirebank.com or call 800-773-5601.

Factory Point Bancorp, Inc. is a publicly held, one-bank holding company whose wholly-owned subsidiary, The Factory Point National Bank of Manchester Center (“Factory Point National Bank”), maintains its corporate offices in Manchester Center, Vermont. Factory Point is incorporated in the state of Delaware. Factory Point National Bank, regulated by the Office of the Comptroller of the Currency, operates seven full-service community banking offices in Arlington, Dorset, Ludlow, Manchester, and Rutland Vermont. Factory Point’s primary lines of business include residential real estate lending (for portfolio and sale on the secondary market), small business loan and deposit services, as well as a variety of consumer loan and deposit services. Factory Point National Bank is chartered with trust powers and offers trust and investment services in the markets it serves.

This news release contains certain forward-looking statements about the proposed merger of Berkshire Hills and Factory Point. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Berkshire Hills and Factory Point, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire Hills and Factory Point are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Berkshire Hills Bancorp files with the Securities and Exchange Commission.

###

Media contacts:

Michael P. Daly	Guy H. Boyer
President and	President and
Chief Executive Officer	Chief Executive Officer
Berkshire Hills Bancorp, Inc.	Factory Point Bancorp, Inc.
(413) 236-3194	(802) 549-5282

Berkshire Bank

Q & A Guide for Employees

Because the acquisition has only been announced today, naturally there are many questions about the Berkshire Bank partnership with Factory Point. We will do everything to provide you with information as it becomes available.

Why are we taking this step?

The deal is compelling both strategically and financially. It will allow us to expand our footprint and round out our geographical target area, adding Southern Vermont as our fourth region. Additionally, it will result in a $2.6 billion dollar company with more resources and greater scale, leading to greater earnings consistency. This adds up to enhanced shareholder value and an even greater ability to compete with large, regional banks. The future will bring more opportunities to our employees as we grow even further.

When will the acquisition occur?

Pending shareholder and regulatory approvals, the two operations are anticipated to combine within six months.

What should customers be told?

Customers should be told to expect the same level of service excellence. One of the main reasons the acquisition made sense was the quality of customers at both institutions. This acquisition will only work if we retain our customers by continuing with our service commitment.

Will community support continue?

Both institutions have long been recognized as outstanding corporate citizens with strong commitments to community investment and philanthropy. This will not change. As the income of the new organization grows, this commitment will increase in both areas.

Will deposit accounts still be insured?

Yes. Berkshire Bank deposit accounts will continue to be insured by the Federal Deposit Insurance Corporation (FDIC) and the Depositors Insurance Fund (DIF).

What does this mean to me?

Our continued growth provides greater potential career opportunities for all employees.

What if I have more questions?

Ask them. Talk about your concerns with your manager. We’ll do our best to get you answers.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction will be submitted to Berkshire Hills’ and Factory Point’s stockholders for their consideration. Berkshire Hills will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents concerning Berkshire Hills Bancorp, Factory Point, the proposed transaction, the persons soliciting proxies in the merger and their interests in the merger and related matters. Stockholders of Berkshire Hills and Factory Point are urged to read the registration statement, including the joint proxy statement/prospectus, when it becomes available and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of all documents filed with the SEC by Berkshire Hills on the SEC’s Web site

(http://www.sec.gov). In addition, documents filed with the SEC by Berkshire Hills will be available, without charge, by directing a request to Ann Racine, Investor Relations, Berkshire Hills Bancorp, Inc., 24 North Street, Pittsfield, MA 01201 (413) 236-3144.

Berkshire Hills and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. Information about the directors and executive officers of Berkshire Hills and their ownership of Berkshire Hills common stock is set forth in the proxy statement, dated April 2, 2007, for Berkshire Hills’ 2007 annual meeting of stockholders, which is available on Berkshire’s website at www.berkshirebank.com and on the SEC’s website.

FORWARD-LOOKING STATEMENTS

This Q&A guide contains certain forward-looking statements about the proposed merger of Berkshire Hills Bancorp and Factory Point. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Berkshire Hills Bancorp and Factory Point, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire Hills Bancorp and Factory Point are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Berkshire Hills Bancorp files with the Securities and Exchange Commission.